UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.3.0029520-8

Publicly-held Company

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY WARRANTS

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) hereby supplements the disclosure contained in its Material Fact dated October 3, 2018 relating to the commencement of the Exercise Period for its American Depositary Warrants (“ADWs”). The Company hereby clarifies that (1) under Brazilian law, exercise of Warrants underlying the ADWs will be irrevocable and cannot be withdrawn, and (2) exercise of ADWs will be irrevocable and cannot be withdrawn.

Rio de Janeiro, October 4, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer